Note for readers of this English translation

On June 30, 2026, PayPay Corporation (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) with the Director-General of the Kanto Local Finance Bureau in Japan in connection with the Company’s shareholders’ voting results for the proposal acted upon at the Annual General Meeting of Shareholders held on June 29, 2026 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Extraordinary Report in its entirety.

1.
Reason for Filing

As the resolution was passed at the Annual General Meeting of Shareholders of the Company held on June 29, 2026, the Company files this Extraordinary Report pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

2.
Matters Reported
(1)
Date of the General Meeting of Shareholders

June 29, 2026

(2)
Details of the Matters Resolved

Proposal No. 1: Election of Five (5) Directors (excluding Directors who are Audit and Supervisory Committee Members)

The following five (5) candidates were elected as Directors: Ichiro Nakayama, Takeshi Idezawa, Yoshimitsu Goto, Junichi Miyakawa, and Fumiya Takasu.

(3)
Number of Voting Rights Representing Votes For, Votes Against and Abstentions; Approval

Requirements; and Results of the Resolution

Matters Resolved	For (Units)	Against (Units)	Abstentions (Units)	Approval Requirements	Results and Approval Ratio (%)
Proposal No. 1
Ichiro Nakayama	6,336,227	33,760	0	(Note)	Approved	99.47
Takeshi Idezawa	6,320,711	49,276	0	(Note)	Approved	99.23
Yoshimitsu Goto	6,324,555	45,431	0	(Note)	Approved	99.29
Junichi Miyakawa	6,324,766	45,221	0	(Note)	Approved	99.29
Fumiya Takasu	6,324,591	45,396	0	(Note)	Approved	99.29

(Note) Approval requires the attendance of shareholders holding one-third or more of the voting rights of shareholders entitled to exercise voting rights, and an affirmative vote by a majority of the voting rights of the shareholders present.

(4)
Reason for Not Counting a Portion of the Voting Rights

Not applicable.

End